SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE MINUTES OF THE ONE THOUSAND AND SEVENTY-EIGHTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (“AXIA ENERGIA”) NIRE 3330034676-7/CNPJ No. 00001180/0001-26 It is hereby certified, for all due purposes, that the 1078th meeting of the Board of Directors of Axia Energia was held on 10.23.2025, as called by the Chairman of the Board of Directors, pursuant to the Company's Articles of Incorporation. The Director and Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) assumed the chairmanship of the meeting. Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURÍCIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS), all in person. There was no record of absence. Corporate Governance Participants: Vice President of Governance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA), Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) and Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTION: The support material was made available to the Board members through the Governance Portal. QUORUMS FOR INSTALLATION AND RESOLUTIONS: The resolutions of this meeting must take place in the presence of a majority of its members, and its resolutions are taken by a majority of those present (art. 31, caput, Articles of Incorporation), except in cases of qualified quorum (art. 32, Articles of Incorporation). Quorum for installation: ten members, in compliance with the minimum quorum requirement of six members. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. The previous declaration of conflict of interest by the Directors and/or their momentary absence result in their subtraction for the purposes of computing the minimum resolution quorum. ➢ DEL-175/2025. Acquisition of Juno Participações e Investimentos, parent company of Tijoá Energia S.A., Concessionaire of Três Irmãos HPP. (RES 419, of 10.20.2025). The Board of Directors of Axia Energia, in the use of its attributions, embodied in a deliberative proposal and decision of the Executive Board, in the favorable opinion issued by the Planning and Projects Committee and the Legal Affairs Support Committee, RESOLVED: 1. To authorize the execution of an agreement to conclude the judicial proceeding between Eletrobras and Triunfo/Juno, under the following conditions: a) Full acquisition of the share capital of Juno Participações e Investimentos S.A.; b) Payment: R$ 247 million, in a lump sum on the completion date of the transaction, discounted from future dividends between signing and completion. Deliberative quorum: Unanimity, pursuant to the proposal of the Executive Board (RES 419, of 10.20.2025), registered the favorable manifestation of the Planning and Projects Committee and the Legal Affairs Support Committee.

Closing and drawing up of the certificate of the minutes: It is recorded that the material relating to the resolutions of this Board of Directors' Meeting is filed at the Company's headquarters. At the end of the meeting, the Chairman ordered the Governance Secretary to draw up and sign this Certificate, after its reading and approval. The other resolutions were omitted because they deal with exclusively internal matters, protected by the duty of secrecy provided for in art. 155 of the Brazilian Corporation Law, not falling under § 1 of art. 142 of the same Law. The following were present: Director and Chairman of the Board of Directors VICENTE FALCONI CAMPOS, ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA, MAURÍCIO TIOMNO TOLMASQUIM, NELSON JOSÉ HUBNER MOREIRA, PEDRO BATISTA DE LIMA FILHO and SILAS RONDEAU CAVALCANTE SILVA. Rio de Janeiro, November 03, 2025. FERNANDO KHOURY FRANCISCO JUNIOR Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.